Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

2 Year Dual Directional Barrier Securities Linked to SPY

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	SPDR® S&P 500® ETF Trust (ticker: "SPY")
Pricing date:	October 25, 2022
Valuation date:	October 25, 2024
Maturity date:	October 30, 2024
Upside return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	At least 104%*
Absolute return amount:	$1,000 × the absolute value of the underlying return
Final barrier value:	85% of the initial underlying value
Equity ratio:	The stated principal amount *divided* by the initial underlying value
CUSIP / ISIN:	17330DKV7 / US17330DKV72
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Payment at Maturity:	• If the final underlying value is **greater than or equal to** the initial underlying value: $1,000 + the upside return amount • If the final underlying value is **less than** the initial underlying value but **greater than or equal to** the final barrier value: $1,000 + the absolute return amount • If the final underlying value is **less than** the final barrier value: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those underlying shares based on the final underlying value) **If the final underlying value is less than the final barrier value, you will receive underlying shares (or, in our sole discretion, cash) expected to be worth significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.**
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated October 5, 2022

* To be determined on the pricing date
** The hypotheticals assume that the upside participation rate will be set at the lowest value indicated in this offering summary.

Hypothetical Payment at Maturity**


Payment at Maturity per Security
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
A
B
C
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Underlying Return

	Hypothetical Underlying Return	Hypothetical Security Return	Hypothetical Payment at Maturity
C	100.00%	104.00%	$2,040.00
	75.00%	78.00%	$1,780.00
	50.00%	52.00%	$1,520.00
	25.00%	26.00%	$1,260.00
	10.00%	10.40%	$1,104.00
B	0.00%	0.00%	$1,000.00
	-5.00%	5.00%	$1,050.00
	-15.00%	15.00%	$1,150.00
A	-15.01%	-15.01%	$849.90
	-50.00%	-50.00%	$500.00
	-100.00%	-100.00%	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not repay a fixed amount of principal at maturity. Instead, the value of what you receive at maturity will depend on the performance of the underlying. If the final underlying value is less than the final barrier value, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) that are expected to be worth less than your initial investment in the securities and may be worth nothing. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment. • The securities do not pay interest. • Your potential for positive return from depreciation of the underlying is limited. • You will not receive dividends or have any other rights with respect to the underlying unless and until you receive underlying shares of the underlying at maturity. • What you receive at maturity depends on the closing value of the underlying on a single day. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • Even if the underlying pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement. • The securities will not be adjusted for all events that may have a dilutive effect on or otherwise adversely affect the closing value of the underlying. • The securities may become linked to an underlying other than the original underlying upon the occurrence of a reorganization event or upon the delisting of the underlying shares. • The value and performance of the underlying shares may not completely track the performance of the underlying index that the underlying seeks to track or the net asset value per share of the underlying. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement , prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.